sembcorp

RECEIVED
2009 OCT 21 A 11:55

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

5 October 2009

09047190

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	2 October 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	13,875	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,563,674
		After change	5,549,799
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$57,519.60	

Kwong Sook May
Company Secretary

October 2, 2009

sembcorp

Co Regn No: 199802418D

Divestment of Shanghai SembEnviro Reliance

Singapore, September 29, 2009 Sembcorp Industries (the "Group") announces that its wholly-owned subsidiary, Sembcorp Environment, has divested its entire 60% shareholding in its joint venture company, Shanghai SembEnviro Reliance Co. Following the divestment, the joint venture company ceased to be a subsidiary of the Group.

The joint venture company was incorporated in the People's Republic of China and in the business of waste collection, transportation and disposal in Shanghai.

The net sale proceeds from the divestment amounted to RMB 400,000 (approximately S$77,300). The selling price was negotiated and arrived at on a willing buyer willing seller basis.

The divestment is not expected to have a material impact on the Group's earnings per share and the net tangible asset value per share for the financial year ending December 31, 2009. None of the directors or the controlling shareholders of Sembcorp Industries has any interest, direct or indirect, in the divestment.

By Order of the Board

Ms Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	25 September 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	19,125	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,582,799
		After change	5,563,674
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$79,283.78	

Kwong Sook May
Company Secretary

September 25, 2009

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	18 September 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	14,120	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,596,919
		After change	5,582,799
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$58,535.26	

Kwong Sook May
Company Secretary

September 18, 2009